SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
CNPJ n° 42.150.391/0001-70
Public Company – NIRE 29300006939
Minutes of the 838th Board of Directors’ Meeting
Held December 31, 2004

DAY, TIME AND LOCATION: December 31, 2004, 9:00 a.m. at the Company offices located at Av. das Nações Unidas, 4.777, 3rd floor, Alto de Pinheiros, São Paulo/SP, CEP 05.477-000. PRESENCE: all members of the Board of Directors. SEATED: JOSÉ CARLOS GRUBISICH FILHO - Chairman; ANA PATRÍCIA SOARES NOGUEIRA – Recording Secretary. The meeting was called to order, and the Chairman announced the sole item of business on the agenda. DELIBERATIONS: the Board of Directors reviewed the sole item of business on the agenda and by unanimous vote by those present passed the following decisions: SOLE ITEM: PAYMENT OF INTEREST ON SHAREHOLDERS’ EQUITY – in consideration of the approval of the proposal of payment of interest on shareholders’ equity during the Board of Directors’ Meeting, held on December 14, 2004, as well as the authorization for the Board to define the exact value to be effectively credited to the shareholders, in compliance with the limit established by the Board, the legal regulations and Company’s by-laws, the Board by unanimous vote of those present decided to: a) call for the payment of interest on shareholders’ equity in as much as the limit approved by the Council, i.e., R$170,000,000.00 (one hundred and seventy million reais) and (i) R$136,023,953.75 (one hundred and thirty six million and twenty three thousand, nine hundred and fifty three reais and seventy five cents) to be divided among the shareholders retaining preferred class “A” and “B” shares of American Depositary Receipts (“ADR”), which corresponds to a gross value of R$2.255638 per one thousand share lot and per ADR; and (ii) R$33,976,046.25 (thirty three million, nine hundred and seventy six thousand and forty six reais and twenty five cents) divided among the shareholders retaining common shares, which corresponds to a gross value of R$1.124475 per one thousand share lot; b) establish that the credit corresponding to the accounting records of the Company shall be effected on December 31, 2004, individually to each shareholder based on the shareholding position as on this same date and that the effective payment shall be conducted by no later than 60 days subsequent to the Annual Shareholders Meeting to be held in 2005, based on the shareholding position as on December 31, 2004, and that the shares shall be traded on the exchange at values “ex” this interest on shareholders’ equity beginning on January 3, 2005. ADJOURNMENT: Having no further business to discuss, the Meeting was adjourned, and these minutes were recorded as read and approved and signed by all members present. São Paulo, December 31, 2004. (Signed by: José Carlos Grubisich Filho – Chairman and Chief Executive Officer; Ana Patrícia Soares Nogueira – Recording Secretary; DIRECTORS: Bernardo Afonso de Almeida Gradin; Luiz de Mendonça; Mauricio Roberto de Carvalho Ferro; Paul Elie Altit; Roberto Lopes Pontes Simões; Roberto Prisco Paraiso Ramos).

This is a faithful copy of the original recorded in the appropriate book of minutes.

Ana Patrícia Soares Nogueira
Secretary

Headquarters-Plant: Camaçari (BA) – Rua Eteno 1561, Polo Petroquímico de Camaçari, CEP 42810-000 - Phone (071) 632.5102 - Fax (71) 632.5060.
Escritórios: Rio de Janeiro (RJ) – Av. Presidente Vargas, 309, 13° andar – CEP 20.071-003 – Tel. (21) 2516-1515 - Fax (21) 2253.4345.
Salvador (BA) – Av. Tancredo Neves, 3343, Ed. Centro Empresarial Previnor, s. 301, CEP. 41.820-021 – Tel. (71) 342.3088 – Fax. (71) 342-3698
São Paulo (SP) – Av. das Nações Unidas, 4777, Ed. Villa Lobos, CEP. 05.477-000 – Phone. (11) 3443.9999, Fax. (11) 3023.0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer